SHARONAI HOLDINGS INC.

745 5th Ave, Suite 500

New York, NY 10151

February 11, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharonAI Holdings Inc.
Form S-1 Registration Statement
File No. 333-292798

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SharonAI Holdings Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Thursday February 13, 2026, or as soon thereafter as possible.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

SHARONAI HOLDINGS INC.

By:	/s/ James Manning
Name:	James Manning
Title:	Chief Executive Officer

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